Filed pursuant to Rule 253(g)(2)

File No. 024-11500

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED OCTOBER 22, 2021

(To the offering circular dated SEPTEMBER 22, 2021 and qualified on September 27, 2020)

elektros, INC.

(Exact name of registrant as specified in its charter)

Date: OCTOBER 22, 2021

Nevada	3771	85-4235616
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1626 South 17th Avenue
Hollywood, Florida

Telephone: 347-885-9734

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Elektros, Inc. (the "Company," "we," "us," or "our") dated September 22, 2021 and qualified by the Commission on September 27, 2021 ("Offering Circular") .

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.097 per share. We will have approximately 371,820,871 common shares issued and outstanding if we sell all shares allowable pursuant to the offering at the fixed price of $0.097 per share and receive proceeds in the amount of $3,637,500.

OFFERING CIRCULAR SUPPLEMENT DATED OCTOBER 22, 2021

UP TO A MAXIMUM OF 37,500,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.097	None	$3,637,500